VEON appoints Alexander Torbakhov as Beeline Russia CEO Amsterdam, 3 April 2020 - VEON Ltd. (NASDAQ and Euronext Amsterdam: VEON), a leading global provider of connectivity and digital services, announces the appointment, effective from 6 April, of Alexander Torbakhov as Chief Executive Officer of Beeline Russia, VEON’s operations in Russia. Alexander has more than 25 years’ experience, including most recently at X5 Retail Group and Sberbank, Russia’s largest retailer and largest bank, respectively. At Sberbank, he served on its board as Deputy Chairman and managed retail banking operations, including the expansion of digital products and services to more than 80 million customers. Alexander briefly led Beeline Russia’s operations a decade ago. Alexander will report to VEON’s co-CEOs Sergi Herrero and Kaan Terzioglu. Commenting on the appointment, Kaan and Sergi said: “Alexander is a respected business figure in Russia and brings with him a wealth of success from some of the country’s largest consumer and technology businesses. His experience and leadership will be crucial as we continue to transform the operational and financial performance of Beeline Russia.” Alexander said: “Beeline is one of Russia’s strongest brands and I look forward to leading the company and continuing the operational and financial transformation that began several months ago. The coronavirus pandemic has again highlighted the importance of connectivity and digital services for society and I’m committed to placing customers at the centre of Beeline’s future strategy.” Alexander holds a MBA from the University of Chicago Booth School of Business and previously graduated from the Moscow Aviation Institute and the Moscow State Institute of International Relations. About VEON VEON is a NASDAQ and Euronext Amsterdam-listed global provider of connectivity and internet services, headquartered in Amsterdam. Our vision is to empower customer ambitions through technology, acting as a digital concierge to guide their choices and connect them with resources that match their needs. For more information visit: http://www.veon.com.

Disclaimer This release contains "forward-looking statements", as the phrase is defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Forward-looking statements are not historical facts, and include statements relating to, among other things, expectations regarding management plans and the ability to successfully execute operating model, governance and development plans. Forward-looking statements are inherently subject to risks and uncertainties, many of which VEON cannot predict with accuracy and some of which VEON might not even anticipate. The forward-looking statements contained in this release speak only as of the date of this release. VEON does not undertake to publicly update, except as required by U.S. federal securities laws, any forward-looking statement to reflect events or circumstances after such dates or to reflect the occurrence of unanticipated events. VEON Contacts Communications Investor Relations Kieran Toohey Nik Kershaw pr@veon.com ir@veon.com Tel: +31 20 79 77 200 Tel: +31 20 79 77 200